SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

NEW CONCEPT ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

643611-10-6

(CUSIP Number)

Steven C. Metzger

3626 N. Hall Street, Suite 800

Dallas, Texas 75219

214-740-5030

214-523-3838 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [  ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 643611-10-6

1)       Names of Reporting Persons

Realty Advisors, Inc.

................................................................................................................................................

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ..............................................................................................................................

(b)  ..............................................................................................................................

3)       SEC Use Only ...............................................................................................................

WC/OO

4)       Source of Funds (See Instructions) ...................................................................................

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ............

............................................................................................................................................................

U.S.

6)       Citizenship or Place of Organization .................................................................................

1,446,254

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              1,446,254

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

1,446,254

11)      Aggregate Amount Beneficially Owned by Each Reporting Person .....................................

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .....

............................................................................................................................................................

2

28.18%

13)       Percent of Class Represented by Amount in Row (11) .....................................................

CO

14)       Type of Reporting Person (See Instructions) ...................................................................

...............................................................................................................................................

...............................................................................................................................................

3

CUSIP No. 643611-10-6

1)       Names of Reporting Persons

May Realty Holdings, Inc.

................................................................................................................................................

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ..............................................................................................................................

(b)  ..............................................................................................................................

3)       SEC Use Only ...............................................................................................................

OO

4)       Source of Funds (See Instructions) ...................................................................................

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ............

............................................................................................................................................................

Nevada

6)       Citizenship or Place of Organization .................................................................................

-0-

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                                                                             -0-

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

1,446,254

11)      Aggregate Amount Beneficially Owned by Each Reporting Person .....................................

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .....

............................................................................................................................................................

2

28.18%

13)       Percent of Class Represented by Amount in Row (11) .....................................................

CO

14)       Type of Reporting Person (See Instructions) ...................................................................

...............................................................................................................................................

...............................................................................................................................................

5

Item 1. Security and Issuer

This Amendment No. 2 to Statement on Schedule 13D (this “Amendment”) amends portions of an original Statement on Schedule 13D, filed for event occurring on May 22, 2018 (the “Original Statement”), as amended by Amendment No. 1 thereto, and relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of New Concept Energy, Inc., a Nevada corporation (the “Company” or the “Issuer” or “GBR”). Since October 15, 2018, the principal executive offices of the Issuer have been located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The CUSIP number of the Shares is 643611-10-6. The Shares are currently listed and traded on the NYSE American.

This Amendment is being filed to reflect sales of a total of 1,613,746 Shares (31.4% of outstanding) during the period from January 28, 2021 through March 23, 2021, in the open market by one of the Reporting Persons.

Item 2. Identity and Background

(a)-(c) and (f) This Amendment is being filed on behalf of Realty Advisors, Inc., a Nevada corporation (“RAI”). RAI is owned by May Realty Holdings, Inc., a Delaware corporation since February 1, 2021 (“MRHI”), which, in turn, is owned by a trust established for the benefit of the children of Gene E. Phillips, known as the “May Trust.” RAI and MRHI are collectively referred to as the “Reporting Persons,” the principal office of each of which is located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. As of February 22, 2021, the sole director of both RAI and MRHI is Mickey Ned Phillips, the sole officer of RAI is Gina H. Kay, Vice President, Secretary and Treasurer, and the officers of MRHI are Gina H. Kay, Vice President and Treasurer, and Louis J. Corna, Vice President and Secretary. All of the officers and directors of RAI and MRHI are U. S. citizens.

(d)-(e) During the past five years, none of the Reporting Persons nor any officer or director of RAI or MRHI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

(a)       According to the latest information available as of November 13, 2020, the total number of issued and outstanding Shares is believed to be 5,131,935 Shares, and each of the Reporting Persons owns and holds directly the following Shares as of March 23, 2021:

Name	No. of Shares Owned Directly	Approximate Percent of Class
RAI	1,446,254	28.18%
MRHI	-0-	0%
TOTAL	1,446,254	28.18%

Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of RAI may be deemed to beneficially own the Shares held directly by RAI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class, as well as the relationship, are set forth in the following table as of March 23, 2021:

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Name of Director or Manager	Entity	No. of Shares Beneficially Owned	Approximate Percent of Class
Mickey Ned Phillips	RAI and MRHI	1,446,254	28.18%
Total Shares deemed beneficially owned by Reporting Persons and individuals listed above:		1,446,254	28.18%

(b)        The director of RAI holds voting and dispositive power over the 1,651,406 Shares held directly by RAI. Mickey Ned Phillips, the director of RAI, holds voting and dispositive power over any Shares held directly by RAI.

(c)       During the sixty calendar days ended March 23, 2021, the Reporting Persons and their executive officers and directors did not engage in any transaction in the Shares or any other equity interest derivative thereof, except for the following sales of Shares through a single broker in open market transactions on the dates indicated below:

1/28/2021	60,000	Shares at $21.216 per Share
2/02/2021	100,000	Shares at $6.42 per Share
2/03/2021	50,000	Shares at $7.35 per Share
2/03/2021	10,000	Shares at $7.09 per Share
2/04/2021	50,000	Shares at $6.91 per Share
2/05/2021	10,000	Shares at $6.66 per Share
2/05/2021	10,000	Shares at $6.72 per Share
2/08/2021	5,000	Shares at $6.73 per Share
2/08/2021	10,000	Shares at $6.74 per Share
2/08/2021	21,891	Shares at $7.19 per Share
2/09/2021	130,000	Shares at $7.70 per Share
2/09/2021	30,000	Shares at $7.66 per Share
2/10/2021	50,000	Shares at $7.34 per Share
2/10/2021	25,000	Shares at $8.12 per Share
2/11/2021	100,000	Shares at $7.41 per Share
2/12/2021	25,000	Shares at $7.26 per Share
2/16/2021	10,000	Shares at $7.17 per Share
2/17/2021	30,000	Shares at $6.98 per Share
2/18/2021	50,000	Shares at $6.73 per Share
2/19/2021	50,000	Shares at $6.38 per Share
2/22/2021	17,541	Shares at $6.53 per Share
2/23/2021	800	Shares at $6.12 per Share
2/24/2021	20,000	Shares at $6.25 per Share
2/25/2021	18,480	Shares at $5.91 per Share
2/26/2021	20,000	Shares at $5.80 per Share
3/01/2021	11,126	Shares at $5.81 per Share
3/02/2021	8,314	Shares at $5.67 per Share
3/03/2021	10,000	Shares at $5.26 per Share
3/04/2021	25,000	Shares at $5.07 per Share
3/04/2021	7,762	Shares at $4.81 per Share
3/05/2021	50,000	Shares at $4.94 per Share
3/08/2021	37,113	Shares at $4.67 per Share
3/09/2021	13,067	Shares at $4.56 per Share
3/10/2021	50,000	Shares at $5.03 per Share
3/10/2021	50,000	Shares at $7.26 per Share
3/10/2021	50,000	Shares at $6.20 per Share
3/11/2021	50,000	Shares at $5.39 per Share
3/11/2021	25,000	Shares at $6.16 per Share
3/11/2021	50,000	Shares at $5.72 per Share
3/12/2021	50,000	Shares at $5.77 per Share
3/15/2021	67,500	Shares at $6.03 per Share
3/16/2021	50,000	Shares at $5.73 per Share
3/17/2021	50,000	Shares at $5.88 per Share
3/18/2021	22,791	Shares at $5.76 per Share
3/19/2021	50,000	Shares at $5.59 per Share
3/22/2021	48,295	Shares at $5.34 per Share
3/23/2021	34,066	Shares at $4.98 per Share
	1,613,746 Shares	Shares

(d)       No person other than the Reporting Persons or members of their respective Boards of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares of GBR held by any of the Reporting Persons.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons do not have any contracts, arrangements, understandings or relationships, legal or otherwise, with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

None.

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SIGNATURES

After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: March 28, 2021

REALTY ADVISORS, INC.

By:	/s/ Gina H. Kay
Gina H. Kay, Vice President, Secretary and Treasurer

MAY REALTY HOLDINGS, INC

By:	/s/ Gina H. Kay
Gina H. Kay, Vice President and Treasurer